UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

KKR Millennium Fund (Energy) L.P., KKR Associates Millennium (Energy) L.P.,
KKR Millennium GP (Energy) LLC, and KKR Partners III, L.P. (Series I)

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, New York, New York 10019
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund (Energy) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,099,941*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,099,941*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,099,941*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium (Energy) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,099,941*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,099,941*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,099,941*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners III, L.P. (Series I)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,786*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 215,786*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,786*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium GP (Energy) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,315,727*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,315,727*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,315,727*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%**

14.	Type of Reporting Person (See Instructions) OO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

This Amendment No. 2 supplements and amends Items 4 and 5 of the statement on Schedule 13D filed on February 10, 2006 by KKR Millennium Fund (Energy) L.P. (“Millennium Energy”), KKR Associates Millennium (Energy) L.P. (“KKR Energy Associates”), KKR Millennium GP (Energy) LLC (“KKR GP LLC”) and KKR Partners III, L.P. (Series I) (“KKR Partners” and together with Millennium Energy, KKR Energy Associates and KKR GP LLC, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on August 11, 2006 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 5 herein, and by adding immediately prior to the penultimate paragraph of Item 4 the following:

The sales of Issuer Common Stock pursuant to the Underwriting Agreement closed on August 15, 2006 as described below in Item 5.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of Schedule 13D are hereby amended and supplemented by deleting them in their entirety and replacing them with the following:

The information contained in the cover pages to Amendment No. 2 to the Schedule 13D is incorporated herein by reference.

On August 15, 2006, pursuant to the Underwriting Agreement, Millennium Energy and KKR Partners sold respectively 4,099,941 and 215,786 shares of Issuer Common Stock (4,315,727 shares in total) to Morgan Stanley & Co. Incorporated (the “Resale”).

KKR Energy Associates, as the sole general partner of Millennium Energy, has the power to direct the voting and disposition of any shares of Issuer Common Stock owned by Millennium Energy.  KKR GP LLC, as a general partner of KKR Partners, has power to direct the voting and disposition of any shares of Issuer Common Stock owned by KKR Partners.  As a result, KKR Energy Associates and KKR GP LLC may be deemed to beneficially own any shares of Issuer Common Stock owned by Millennium Energy and KKR Partners, respectively.

KKR GP LLC, as the sole general partner of KKR Energy Associates, has the power to direct the voting and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Energy Associates.  As a result, KKR GP LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Energy Associates.

As a member of KKR GP LLC, each of Messrs. Kravis, Roberts, Fisher, Garaïalde, Golkin, Greene, Huth, Lipschultz, Michelson, Navab and Raether may be deemed to beneficially own any shares of Issuer Common Stock that KKR GP LLC may beneficially own or be deemed to beneficially own.

Following the completion of the Resale, the Reporting Persons are not presently acting in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.  All or any portion of the Funds may or may not in the future determine to engage in actions that could deem them to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock.

The Reporting Persons are not acting and do not presently intend to act in a manner that could deem them to be a “group” with the other Funds (as defined in Amendment No. 1 to the Schedule 13D) within the meaning of Section 13(d) of the Securities Exchange Act or to act in concert with respect to voting of their shares of Issuer Common Stock or with respect to seeking to influence the management or policies of the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 hereof is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

As a result of the Resale, each Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer Common Stock on August 15, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2006

KKR MILLENNIUM FUND (ENERGY) L.P.

By:	KKR Associates Millennium (Energy) L.P., its General Partner

By:	KKR Millennium GP (Energy) LLC, its General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR PARTNERS III, L.P. (SERIES I)

By:	KKR Millennium GP (Energy) LLC, a General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR ASSOCIATES MILLENNIUM (ENERGY) L.P.

By:	KKR Millennium GP (Energy) LLC, its General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR MILLENNIUM GP (ENERGY) LLC

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member